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SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1—Final Amendment)	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11
REGEN BIOLOGICS, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
04268Q-101
(CUSIP Number)
June 21, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4268Q-101                                                 Schedule 13G                                                 Page 2 of 5

1.
NAME OF REPORTING PERSON
 Edwards Lifesciences LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 36-4345053
NAME OF REPORTING PERSON
 Edwards Lifesciences Corporation
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
36-4316614

2.	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5.	SOLE VOTING POWER
0

		6.	SHARED VOTING POWER
573,346

		7.	SOLE DISPOSITIVE POWER
0

		8.	SHARED DISPOSITIVE POWER
573,346

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
573,346

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
Not Applicable.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.4%

12.	TYPE OF REPORTING PERSON
Edwards Lifesciences LLC: OO Edwards Lifesciences Corporation: CO

CUSIP No. 4268Q-101                                                 Schedule 13G                                                 Page 3 of 5

        This Statement constitutes final Amendment No. 1 to the Schedule 13G of Edwards Lifesciences LLC, a Delaware limited liability company ("Edwards"), and Edwards Lifesciences Corporation, a Delaware corporation and owner of 100% of the equity interests of Edwards.

Item 1.

(a)	NAME OF ISSUER
ReGen Biologics, Inc. (the "Company")

(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
1290 Bay Dale Drive, PMB 351, Arnold, Maryland 21012

Item 2.

(a)	NAME OF PERSONS FILING
Edwards Lifesciences LLC, a Delaware limited liability company ("Edwards"), and Edwards Lifesciences Corporation, a Delaware corporation and owner of 100% of the equity interests of Edwards.

(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
One Edwards Way Irvine, California 92614

(c)	CITIZENSHIP
Delaware

(d)	TITLE OF CLASS OF SECURITIES
Common Stock, par value $1.00 per share, of the Company ("Common Stock")

(e)	CUSIP NO:
04268Q-101

Item 3.

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

CUSIP No. 4268Q-101                                                 Schedule 13G                                                 Page 4 of 5

Item 4. OWNERSHIP

(a)	Amount Beneficially Owned:
573,346 shares of Common Stock

(b)	Percent of Class:
3.4% (based on 17,045,131 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002)

(c)	Number of shares as to which the person has:

	(i)	sole power to vote or to direct the vote:
0

	(ii)	shared power to vote or to direct the vote:

573,346

	(iii)	sole power to dispose or to direct the disposition of:
0

	(iv)	shared power to dispose or to direct the disposition of:
573,346

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☒

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
            SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

Item 9. NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATIONS

         Not applicable.

CUSIP No. 4268Q-101                                                 Schedule 13G                                                 Page 5 of 5

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2003

EDWARDS LIFESCIENCES LLC
/s/ JAY P. WERTHEIM
By:	Jay P. Wertheim
Title:	Vice President, Associate General Counsel

EDWARDS LIFESCIENCES CORPORATION
/s/ JOHN H. KEHL, JR.
By:	John H. Kehl, Jr.
Title:	Corporate Vice President, Strategy and Business Development

Exhibit Index

Exhibit 1	Agreement of Joint Filing

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  Item 1.
  Item 2.
  Item 3.
  Item 4. OWNERSHIP
  Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
  Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
  Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
  Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
  Item 9. NOTICE OF DISSOLUTION OF GROUP
  Item 10. CERTIFICATIONS
SIGNATURE
Exhibit Index